September 30, 2004

Via Facsimile (212) 593-5955 and U.S. Mail

Barbara V. Tinsley, Esq.
General Counsel and Secretary
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

	Re:	BlueLinx Holdings Inc.
Form S-1 filed September 2, 2004
File No. 333-118750

Dear Ms. Tinsley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We may have further comments after reviewing this information.

2. All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Please do not use smaller type for footnotes or in tables, as you do on pages 25 and 26, for example.

Non-GAAP Financial Measures

EBITDA

4. We note that you consider EBITDA to be a measure of operating performance. Based on your need for ongoing capital expenditures and debt financing, it is unclear to us how EBITDA could be a useful measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance.

If, after further consideration, you agree that you do not use EBITDA as an operating measure, please revise to remove the reference to EBITDA as an operating measure. Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

For further guidance on this subject, please see Questions 8 and 15 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which you can find on our website at www.sec.gov. Refer to the SEC Divisions; Division of Corporation Finance; Frequently Asked Questions; Use of Non-GAAP Financial Measures.

Working Capital

5. We do not think it is appropriate to use the description "Working Capital" to refer to the financial measure calculated by taking total current assets minus total current liabilities excluding current maturities of long-term debt. Please revise. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K. It also does not appear that the "Working Capital" amount reported on page 25 of $607,154 at July 3, 2004 is equal to total current assets minus total current liabilities excluding current maturities of long-term debt based on the amounts reported on page F-19.

It is not clear why management believes that presentation of this financial measure provides useful information to investors as well as the purposes for which management uses this financial measure.
Provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Prospectus Front Cover Page

6. Please advise us as to the steps you have taken to apply for listing your company on the New York Stock Exchange.

Inside Front Cover Page

7. Please provide a copy of the inside cover artwork.

Market Share, Ranking and Other Data, page 1

8. Delete the language in this section that implies that you are not responsible for the accuracy or completeness of the information you elect to include in the prospectus.

Cautionary Statement Concerning Forward-Looking Statements, page 1

9. Please move this section so that it appears after the risk factors section.

Prospectus Summary, pages 3-5

10. Please delete your reference to "we," "our," "us," "the company," "division," and "operating company." The narrator should be clear throughout the prospectus without the need of a legend. See Rule 421 of Regulation C.

11. Please revise to include a balanced description of your business. For example, consider disclosing your growth over the past 5 years. Also, remove the section on your Competitive Strengths.

12. Paragraph (c)(2) of Rule 10-01 of Regulation S-X states that income statements may also be presented for the cumulative twelve-month period ended during the most recent fiscal quarter. Given that the Company has not presented these income statements, it does not appear appropriate to disclose the net sales amount for the twelve month period ended July 3, 2004. Please advise or revise.

13. In addition, we do not believe it is appropriate to present pro forma EBITDA for the twelve-month period ended July 3, 2004. Please advise or revise.

14. Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

15. Please provide the basis for the listed industry conditions and trends on page 4, including market data if available. Furthermore, briefly discuss why and how you think the industry conditions and trends will affect your business.

16. To the extent that you discuss a strategy in the summary, please balance by briefly discussing the risks of implementing your strategy.

17. Please revise to specify how management will implement the identified strategies. Currently, your discussion identifies broad themes that often apply to every initial public offering and lacks substantive support for your intentions and beliefs. For example:
* Explain how you will "captur[e] new customer opportunities and broaden [your] product and service offerings through [your] existing distribution channels" to "continue to organically grow [your] unit volumes and revenues."
* Explain how you intend to finance your acquisition strategy of selectively pursuing acquisitions.
* Explain how you will "leverage [your] operating platform." Further, explain what "leverage" means and refrain the use of such vague marketing language.

Please address each of these points accordingly. Also, to the extent your additional discussion is not reflected in "Business-Our Business Strategy," please supplement the section.

The Offering, page 6

18. Under Use of Proceeds, quantify the portion of the proceeds to go to Cerberus and add a risk factor that a significant amount of the proceeds will go to insiders. Disclose that four of your directors are affiliated with Cerberus and disclose whether they voted to approve the offering.

Risk Factors, pages 11-19

19. Please delete the last two sentences of the first paragraph on page 11. All material risks should be described. If risks are not deemed material, you should not reference them.

20. Some of the risk factor headings do not specify the resulting risk. Please revise them as necessary to specify clearly the risk.

21. Please avoid language in risk factors like "material adverse effect" or "adverse effect." Instead, please state what the specific impact will be on your business, financial condition or results of operations.

22. Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described.

Our industry is highly cyclical. . . page 11

23. Please disclose in your prospectus the basis for your belief that "building products prices and volumes may be at or near a cyclical peak."

We have a limited operating history. . . page 13

24. Please briefly explain what the "risks, uncertainties, expenses and difficulties typically encountered by recently sold companies that were part of a larger entity" are, which you referred to in your discussion of the risks associated with a limited operating history on page 13.

We depend upon a single supplier, Georgia Pacific . . . page 13

25. Please briefly explain what an "evergreen provision" is here and in "Business-Suppliers" on page 56, where you again refer to an "evergreen provision."

26. Please quantify the "substantial minimum purchase volume commitments" referred to in your discussion of the risks associated with your dependence on Georgia-Pacific on page 14.

We depend on our information technology systems to conduct out business . . . page 14

27. Please describe specific risks associated with your dependence on information technology systems, which apply to your company.
Otherwise delete this risk factor, as it is generic.

We may incur substantial costs relating to Georgia-Pacific`s. . . , page 16

28. Please clarify why you may be subject to asbestos product liability if none of the assets sold to you by Georgia-Pacific contain asbestos. We may have further comments.

Our management team is an important part of our business. . . page 16

29. In the risk "Our management team ... impair our success" on page 16, please describe specific risks associated with your dependence on management and key personnel, which apply to your company. Otherwise delete this risk factor, as it is generic.

Affiliates of Cerberus control us. . . , page 17

30. Describe the corporate governance requirements from which you are exempt. Disclose that four of your directors are affiliated with Cerberus.

If a substantial number of shares become available. . . , page 18

31. Disclose the number of shares held pursuant to the lock-up agreements. Also provide share information on a fully-diluted basis.

Use of Proceeds, page 20

32. Please identify the parties to whom you owe the $100 million term loan. We note your disclosure on page 70.

Dilution, page 23

33. Revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire.
See Item 506 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Statements, pages 27-31

34. Please provide the pro forma basic and diluted earnings per share information.

35. Provide a detailed explanation of pro forma adjustments 1 through 3, including the individual components of these adjustments. In addition, tell us how they meet the criteria of paragraph (b)(6) of Rule 11-02 of Regulation S-X which states that pro forma adjustments must be: (1) directly attributable to the transaction, (2) expected to have a continuing impact on the registrant, and (3) factually supportable.

36. We note that the that in the second paragraph under the Business Combinations Note on page F-22, it states that your asset purchase agreement was funded with net proceeds of $476 million from drawings under your asset-based revolving credit facility, help us understand why pro forma adjustment number 6 is based on the assumption that the revolving credit facility was assumed to have an average balance of $444 million, $372 million and $380 million for the first half of fiscal 2004, full year fiscal 2003 and first half of fiscal 2003, respectively. In addition, tell us how you determined it was appropriate to assume interest at a rate of 3.625% for the revolving credit facility. Clarify whether this is the current interest rate or the rates that were prevailing during the period covered by the pro forma period.

37. In addition, tell us how you determined it was appropriate to use an assumed interest rate of 6.0% for the new mortgage for pro forma adjustment 9. Tell us whether you have entered into the new mortgage. If so, it would appear that the assumed interest rate should be revised for the actual rate.

38. We note your discussion of certain arrangements that will exist between you and Georgia Pacific that on pages F-27 & F-28. Tell us what consideration you gave to these arrangements regarding your pro forma financial statements.

39. In addition, we note that the purchase price allocation resulted in a $5 million supply agreement intangible asset. Tell us whether this amount is related to the supply agreement with Georgia Pacific as well as how you determined the fair value of this asset at the acquisition date.

MD&A, pages 32-47
Overview, page 32

40. MD&A is intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company. When discussing your results of operations and financial condition, please provide a prospective analysis. For instance, discuss whether you anticipate a continued increase in net sales due to price and unit volume increases and give the basis for your forecast. Also, noting your net income growth from 2002 to 2003 and in the first half of 2004, discuss whether you anticipate net income to grow at its current rate and give the basis for your forecast. See Release No. 33-6835, which you can find on our website at www.sec.gov.

41. Please disclose any trends or uncertainties that you reasonably expect will have a material impact on net sales or revenues or income from continuing operations. For example, include in the discussion the impact of your belief that "building products prices and volumes may be at or near a cyclical peak," which you stated in the "Risk Factors" section. Also, consider the industry trends you disclose on pages 50 and 51. See Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, pages 35-40

42. In all comparative discussions of financial condition and results of operations, where more than one reason is cited as being responsible for a change, please quantify the contribution of each factor. Further, discuss why you believe that there have been changes and whether or not you believe that this is a trend.

For example, quantify the impact of each factor that contributes to the fluctuations in "Gross Profit" and "Operating Income" of your comparative discussions of the financial conditions. In your "Gross Profit" discussion in "First Half 2004 Compared to First Half 2003" on page 36, you attribute the increase of the gross profit margin to (1) improving margins, (2) strong demand and (3) rising prices. Quantify the impact of each of these factors and discuss why you believe that there have been changes and whether or not you believe that this is a trend.

Perform the same analysis for all other sections in the comparative analyses of financial condition and results of operations, including all analyses in the "Liquidity and Capital Resources" section. See
Item 303(a)(3)(i) of Regulation S-K and the instructions to Item 303 of Regulation S-K.

Contractual Commitments, page 44

43. We note that your tabular disclosure of contractual obligations does not include interest. Consider including interest in the table or, at a minimum, in a note to the table. Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Critical Accounting Policies, pages 45-46

44. Expand your critical accounting policies to address the following areas:
* Types of assumptions underlying the most significant and subjective estimates;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* If applicable, why different estimates that would have had a material impact on the company`s financial presentation could have been used in the current period; and
* If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
* A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; If those changes could have a material effect on the company`s liquidity or capital resources, then the company also would have to explain that effect.
* A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

Refer to Proposed Rule 33-8098 as well as the Section V. of the Commission guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003 for guidance.

Business, pages 48-60

45. Please provide revenues, a measure of profit or loss and total assets for each segment for the last three fiscal years. The segment may be divided by the two main product types and/or by the five principal end use markets. See Item 101(b) of Regulation S-K.

46. In the "Risk Factors" section, you state that you "believe that building products prices and volumes may be at or near a cyclical peak." Please discuss this and other facts, which, in the opinion of management, indicate that the three year segment financial data may not be indicative of current or future operations of the segment. See
Item 101(b)(2) of Regulation S-K.

47. Please describe the practices of the company and the industry relating to inventories and warranties. See Item 101(c)(1)(vi) of Regulation S-K.

48. Describe your backlog, if any. See Item 101(c)(1)(viii) of Regulation S-K.

49. Please disclose any material estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Suppliers, page 56

50. Please describe in greater detail the material terms of your agreement with Georgia-Pacific, including but not limited to the "substantial minimum purchase volume commitments" and the monetary penalties. We may have further comment after you file this agreement as an exhibit.

Employees, page 57

51. Disclose the number of employees that are represented by the collective bargaining agreements which are up for renewal before December 31, 2004 and during 2005.

Properties and Facilities, page 57

52. Please provide information as to the suitability, adequacy, productive capacity and extent of utilization of the facilities.
Refer to Item 102 of Regulation S-K.

Trademarks, page 60

53. Please disclose the duration and effect of all patents, trademarks, licenses, franchises and concessions held. Refer to Item 101(c)(iv) of Regulation S-K.

Management - Summary Compensation Table, page 65

54. We note your statement that this compensation table does not reflect the executive officers` participation in any Georgia-Pacific stock based incentive plan. Yet, you disclose salaries paid while Bluelinx was still a Georgia-Pacific division. Please revise to disclose this stock based compensation or explain to us why you do not disclose such information.

Principal Stockholders, page 69

55. Please list Cerberus as a separate beneficial owner in the table and name all natural persons who share beneficial ownership with Cerberus.

56. Include securities issuable within 60 days. See Rule 13d-3.

57. Please provide us your analysis of why Messrs. Tessler, Warden, Fenton and Mayer do not beneficially own the shares held by Cerberus.

58. Please provide the approximate number of holders of common stock as of the latest practicable date. The computation of the approximate number of holders of the common stock may be based upon the number of record holders or also may include individual participants in security position listings. The method of computation that is chosen should also be indicated. See Item 201(b)(1) of Regulation S-K and Rule 17Ad-8 of the Exchange Act.

Certain Relationships and Related Transactions, page 70

59. Disclose that in May 2004 you issued common stock and preferred stock to Cerberus and to your executive officers, describe the terms of those issuances and file the related agreements as exhibits. Also describe the affiliation among your directors and Cerberus. See Item 404 of Regulation S-K.

60. Please discuss whether you believe each reported transaction and relationship is on terms that are at least as fair to the company as you would expect to negotiate with third parties.

Description of Our Capital Stock, pages 71-73

61. Please delete the statement that the summary provided is "qualified in its entirety" by your certificate of incorporation and bylaws, as this statement implies that you have not described the material terms of the documents. See Rule 411(a) of Regulation C. Likewise, under Where You Can Find More Information on page 84, please delete the reference that statements about legal documents may not be complete.

Shares Eligible for Future Sales, pages 74-75

62. Disclose the number of shares outstanding on a fully diluted basis.

63. Disclose the number of shares held by Cerberus under Additional Registration Statements.

Description of Certain Indebtedness, pages 76-78

64. Please describe the terms, including restrictive covenants, in your new mortgage.

Underwriting, pages 81-84

65. Please describe any affiliation between Cerberus or any of your directors and executive officers and the underwriters.

66. Disclose the fees paid to Goldman Sachs under the revolving credit facility.

67. Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement.

68. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

69. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

70. Supplementally advise us whether you are doing a directed share program. If so, please confirm, if true, that:
* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

Where You Can Find More Information, page 84

71. Consider disclosing your Internet address.

72. Please disclose the SEC`s Public Reference Room telephone number. See Item 101(e)(2).

Report of Independent Registered Public Accounting Firm

73. Please indicate the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Financial Statements

74. It appears that there are differences in the amounts reported in Georgia-Pacific Corporation`s financial statements included in the Form 10-Q for the quarter ended July 3, 2004 and in the Form 10-K for the year ended January 3, 2004 for the building products distribution reportable segment. Tell us why the amounts reported are different.

75. Please include an audited balance sheet within 135 days of the date of filing the registration statement for the registrant, Bluelinx Holdings Inc. Refer to Rule 3-01(a) of Regulation S-X.

SFAS 131

76. Tell us what consideration you gave to SFAS 131 and the Company`s reportable segments. Provide the disclosures required by paragraphs 26 through 33 of SFAS 131, as applicable, as well as the enterprise-wide disclosures required by paragraphs 36 through 39 of SFAS 131.

Revenue Recognition

77. Tell us how you recognize revenue related to reload and direct sales including how you report these sales based on the guidance of EITF 99-19.

Preferred Stock

78. Confirm and clarify your disclosure to state whether the Preferred Stock is not redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Note 1. Basis of Presentation and Background - Allocation of Costs from Georgia-Pacific

79. We note that certain obligations incurred by the Parent on behalf of the division have not been recorded on the accompanying balance sheet. Provide the intercompany account disclosures discussed in Question 4 of Topic 1.B.1 of SAB 103.

Environmental and Legal Matters

80. We note that the Company is involved in various legal proceedings and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. We also note that management believes that the disposition of these matters will not have a materially adverse effect on the financial condition or results of operations of the Company. Please also confirm that it is not reasonably possible that a material loss exceeding amounts accrued has been incurred or provide the disclosures required by paragraph 10 of SFAS 5.

81. We also note that Georgia-Pacific had agreed to indemnify you against any claim arising from environmental conditions that existed prior to May 7, 2004. We remind you that in Topic 5:Y of SAB 103 we stated that the staff believes product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on the registrant`s financial condition, results of operations, or liquidity. Given this we would expect to see detailed disclosures regarding both recorded and unrecorded environmental liabilities as well as the terms of the indemnification agreements. Provide the disclosures requested by Topic 5:Y of SAB 103.

Business Combinations

82. Provide us with a summary of the assets acquired and liabilities assumed at the division acquisition date prior to the fair value adjustments. We note that the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition are provided on page F-23.

Stock-Based Compensation - Equity Plan (F-29)

83. We note that during the period from January 4, 2004 to May 7, 2004, the division recorded $2.6 million of stock-based compensation, of which $1.8 million related to the acceleration of vesting of certain awards. Tell us the specific components of the $2.6 million as well as how you determined the amount to be recorded for each component.

Item 15. Recent Sales of Unregistered Securities, page II-2

84. Provide us an analysis of all equity issuances since your formation. For each issuance, identify the parties, the nature of the consideration, the fair value and your basis for determining fair value. To the extent applicable, reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated IPO price range.

85. Please provide disclosure to include the following information for equity instruments granted during the 12 months prior to June 30, 2004 by grant date:
* Number of options or shares granted;
* Exercise price;
* Fair Value of common stock;
* Intrinsic value per option, if any;
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* If the valuation specialist was a related party, indicate as such.

86. In MD&A, disclose the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

Item 17. Undertakings, page II-5

87. Please replace the word "conformed" in paragraph (a)(2) with "contained."

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Nudrat Salik at (202) 942-7769, or in her absence, to Nathan Cheney at (202) 942-1804. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755 or Lesli Sheppard at (202) 942-1887. In this regard, please do not hesitate to contact the undersigned at
(202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Michael R. Littenberg, Esq.
	Schulte Roth & Zabel LLP
	919 Third Avenue
	New York, NY 10022

Barbara V. Tinsley, Esq.
BlueLinx Holdings Inc.
September 30, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE